UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Hawker Energy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42012W 107
(CUSIP Number)

326 S. Pacific Coast Highway, Suite 102
Redondo Beach, CA 90277
(310) 316-3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42012W 107	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS Gerald Allen Tywoniuk I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States and Canada (Dual Citizenship)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,829,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,829,550
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,897,102 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3812% (1)(2)
14		TYPE OF REPORTING PERSON IN

(1)	The number of shares beneficially owned includes 2,067,552 shares that Gerald Tywoniuk may acquire upon the exercise of certain warrants that are currently exercisable in full.
(2)
Applicable percentage ownership is based on 76,742,255 shares of Common Stock outstanding as of November 7, 2014. Any securities not outstanding but subject to warrants, options or other rights exercisable as of November 7, 2014, or exercisable within 60 days after such date, are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock beneficially owned by the person holding such warrants, options or other rights, but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by any other person.

CUSIP No. 42012W 107	SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) relates to the common stock, par value $0.001 per share, of Hawker Energy, Inc., a Nevada corporation, and amends the Schedule 13D filed on behalf of Gerald Tywoniuk (“Tywoniuk”) on October 31, 2013 (the “Original Schedule 13D” and, together with Amendment No. 1 filed November 4, 2013, Amendment No. 2 filed January 14, 2014, Amendment No. 3 filed January 17, 2014, Amendment No. 4 filed April 9, 2014, Amendment No. 5 filed May 23, 2014 and this Amendment No. 6 (the “Schedule 13D”).  Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 6 is being filed to amend Item 1, Item 3, Item 4, Item 5 and Item 6 of the Schedule 13D as follows:

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is amended and restated in its entirety to read as follows:

This statement on Schedule 13D  is related to shares of common stock, par value $0.001 per share (the “Common Stock”), of Hawker Energy, Inc., a Nevada Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 326 S. Pacific Coast Highway, Suite 102, Redondo Beach, California 90277.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated in its entirety to read as follows:

2,000,000 shares of Common Stock were acquired by Tywoniuk on October 31, 2013 in consideration for the sale of all of Tywoniuk’s membership interest in and to SCNRG, LLC, a California limited liability company (“SCNRG”), to the Issuer, pursuant to the terms of that certain Agreement and Plan of Reorganization, dated October 31, 2013 (the “Plan of Reorganization”), between SCNRG, Tywoniuk, Darren Katic (“Katic”), Manhattan Holdings LLC, a Delaware limited liability company, and the Issuer.

On January 10, 2014, Tywoniuk purchased 500,000 “Units” for a purchase price of $50,000 in connection with a private placement conducted by the Issuer (the “Unit Private Placement”), with each Unit compromised of one share of Common Stock and a warrant to acquire an additional one-half share of Common Stock at an exercise price of $.20 per share (the “January Private Placement Warrants”).  As a result of his January 10, 2014 purchase of Units, Tywoniuk acquired 500,000 shares of Common Stock and warrants to acquire an additional 250,000 shares of Common Stock.

On April 9, 2014, Tywoniuk acquired 129,550 Units in connection with the Unit Private Placement in consideration of cancellation of $12,955 in debt owing to Tywoniuk from SCNRG.  As a result of his April 9, 2014 acquisition of Units, Tywoniuk acquired 129,550 shares of Common Stock and warrants to acquire an additional 64,775 shares of Common Stock (the “April Private Placement Warrants”).

On September 19, 2014, Tywoniuk purchased 200,000 Units for a purchase price of $20,000 in connection with the Unit Private Placement, with each Unit compromised of one share of Common Stock and a warrant to acquire an additional one-half share of Common Stock at an exercise price of $.20 per share.  As a result of his September 19, 2014 purchase of Units, Tywoniuk acquired 200,000 shares of Common Stock and warrants to acquire an additional 100,000 shares of Common Stock (the “September Private Placement Warrants” and together with the January Private Placement Warrants and the April Private Placement Warrants, the “Private Placement Warrants”).

CUSIP No. 42012W 107	SCHEDULE 13D

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

Tywoniuk acquired beneficial ownership of the shares of Common Stock for investment purposes. Tywoniuk from time to time intends to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, Tywoniuk will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by him or otherwise acquired by him, either in the open market or in privately negotiated transactions.

(a)
On January 1, 2014, the Issuer exercised its option to acquire all of the membership interests of Hawker Energy, LLC, a California limited liability company (“Hawker”), pursuant to the terms of that certain Amended and Restated Option Agreement, dated November 20, 2013 (the “Option Agreement”), by and among the Issuer, Katic and Chip Moore (“Moore”).  In connection with the Issuer’s exercise of its option under the Option Agreement, on January 1, 2014, the Issuer issued 1,500,000 shares of Common Stock to each of Katic and Moore.

On October 10, 2014, 16,500,000 shares of Common Stock were issued to each of Katic and Moore under the Option Agreement. Of those shares, 9,500,000 of the shares will be held in escrow (the “Escrow Shares”), to be released as follows: (i) 5,000,000 Escrow Shares will be released upon completion of a transaction resulting in Issuer ownership of oil and gas interests currently held by TEG Oil & Gas, Inc. located in the Tapia Field, Los Angeles County, California, and (ii) 4,500,000 Escrow Shares will be released upon completion, on or before December 31, 2017, of any one of the transactions evaluated by Hawker prior to January 1, 2014, including a transaction resulting in Issuer ownership of oil and gas lease interests in any one of the following unique oil fields: Cat Canyon (leases Tognazzini, Wickenden, Los Alamos, GWP, and those immediately adjacent to, in each case, in Santa Barbara County), Santa Maria (T 11N, R 36W extending southeast through T9N R33W in Santa Barbara County), Casmalia (leases Tompkins, Peshine, and those immediately adjacent to, in each case, in Santa Barbara County), North Lost Hills (Sections 12 & 13, T25S, R19E, and Sections 7 & 18, T25S, R 20E, totaling 1,500 acres in Kern County CA), Maricopa (McFarland and Jameson leases totaling 40 acres in Kern County), Pine Meadows (Section 1 Township 31 South Range 22E in Kern County) or Torrance (Joughin and South Torrance Units in totaling 900 acres in Los Angeles County).

Under the terms of that certain Amended and Restated Warrant Agreement, dated November 13, 2014 (the “Warrant Agreement”), by and among Katic, Moore and Tywoniuk, Katic and Moore granted Tywoniuk warrants (the “Hawker Warrants”) to purchase 3,500,000 of the shares of Common Stock issued to each of Katic and Moore in connection with the Issuer’s exercise of its option under the Option Agreement.  Of the 3,500,000 Hawker Warrants, 1,652,777 of the Hawker Warrants are currently exercisable as of the date of this Amendment No. 6 until November 13, 2019, and 1,847,223 of the Hawker Warrants are exercisable for a period of five (5) years beginning on the date the Escrow Shares are released from escrow to Katic and Moore.  The Hawker Warrants were granted in consideration of certain professional services provided by Tywoniuk to the Issuer.

CUSIP No. 42012W 107	SCHEDULE 13D

As a result of the Warrant Agreement, the Option Agreement and the resulting issuance of 3,500,000 shares of Common Stock to each Katic and Moore, Tywoniuk is the beneficial owner of 1,652,777 shares of Common Stock that he may acquire upon exercise of the corresponding Hawker Warrants, and Tywoniuk may in the future become the beneficial owner of up to an additional 1,847,223 shares of Common Stock that he may acquire upon exercise of any Hawker Warrants corresponding to the release of the Escrow Shares to Katic and Moore by the Issuer in accordance with the terms of the Option Agreement.

As a result of his acquisition of Units in the Unit Private Placement, Tywoniuk is the beneficial owner of 250,000 shares of Common Stock that he may acquire upon exercise of his January Private Placement Warrants, 64,775 shares of Common Stock that he may acquire upon exercise of his April Private Placement Warrants and 100,000 shares of Common Stock that he may acquire upon exercise of his September Private Placement Warrants.  The January Private Placement Warrants are exercisable in full for a period of five (5) years from January 10, 2014,  the April Private Placement Warrants are exercisable in full for a period of five (5) years from April 9, 2014 and the September Private Placement Warrants are exercisable in full for a period of five (5) years from September 19, 2014.

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

(i)	Not Applicable

(j)	Not Applicable

Tywoniuk reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) As of November 7, 2014, Tywoniuk was the beneficial owner of 4,897,102 shares of Common Stock, which represents approximately 6.3812% of the outstanding shares of Common Stock.  Percentage ownership is calculated based on (i) 74,674,703 shares of Common Stock issued and outstanding as of November 7, 2014, and (ii) 2,067,552 shares of Common Stock beneficially owned by Tywoniuk that he may acquire upon the exercise of Private Placement Warrants and Hawker Warrants that are currently exercisable in full.

CUSIP No. 42012W 107	SCHEDULE 13D

See above, Item 4, with regard to the additional shares of Common Stock that Tywoniuk may be entitled by exercising the Private Placement Warrants and the Hawker Warrants.  As of the date hereof, Tywoniuk has no other ownership or interest in the Issuer other than through the shares of Common Stock acquired, or that may be acquired, in connection with the Plan of Reorganization, the Warrant Agreement, and the Unit Private Placement.

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Gerald Allen Tywoniuk	0	2,829,550	0	2,829,550

(c)           Not applicable.

(d)           See above, Item 4, with regard to the additional shares of Common Stock that Tywoniuk may be entitled to purchase pursuant to the terms of the Warrant Agreement and Private Placement Warrants.  As of the date hereof, Tywoniuk has no other ownership or interest in the Issuer other than through the shares of Common Stock acquired, or that may be acquired, in connection with the Plan of Reorganization, the Option Agreement, the Warrant Agreement and the Unit Private Placement.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety to read as follows:

Tywoniuk is a party to the Warrant Agreement, pursuant to which Tywoniuk may purchase up to an additional 3,500,000 shares of Common Stock of the Issuer from Katic and Moore, as further described, and subject to the conditions set forth, in Item 4(a).

Tywoniuk may purchase up to an additional 414,775 shares of Common Stock of the Issuer by exercising the Private Placement Warrants and the Hawker Warrants, as further described in Item 4(a).

On May 14, 2014, the Issuer granted Tywoniuk nonqualified options to purchase 1,000,000 shares of Common Stock.  The options have an exercise price of $0.10 per share and expire on May 13, 2024.  The options will vest in three equal installments on each of May 13, 2015, May 13, 2016 and May 13, 2017.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 42012W 107	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2014	/s/ Gerald Allen Tywoniuk
Gerald Allen Tywoniuk, an individual